Dale Jarrett Racing Adventure, Inc.

945 3rd Ave SE, Suite 102

Hickory, NC 28602

September 14, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Dale Jarrett Racing Adventure, Inc.

Amendment No. 1 to Preliminary Proxy Statement

Filed July 28, 2015

File No. 000-27251

General

1. Please refer to comment 1. Please revise to include the disclosure required by Item 14(b)(11) of Schedule 14A, including the financial information required by Rule 11-01(a)(4) of Regulation S-X, or tell us why you are not required to do so. In this regard, we note that Item 14(b)(11) is not predicated on Item 301 of Regulation S-K and your status as a smaller reporting company. In addition, please provide the disclosure required by Item 14(c) of Schedule 14A, or tell us why you are not required to do so.

The pro forma financial statements required by Item 14(b)(11) of Schedule 14A have been provided at the end of the document.  We are not required to file any disclosure under Item 14(c) of Schedule 14A as the party purchasing the assets and liabilities of the racing company is a private person, not a company, and as such does not have financial statements to present.

Questions and Answers about the Special Meeting

What vote is required to approve the proposals?, page 9

2. We note your disclosure that the vote required to approve both the sale of your assets and the name change is a majority of the shares present at the meeting in person or by proxy. Please tell us how you determined that this is the required vote for these matters, referring in your response to the requirements set forth in your constituent documents and the Florida Business Corporation Act, including Section 607.122 thereof.

The disclosure has been revised to provide all of the information required by the Florida Business Corporation Act.  According to Article 2 of the Company’s bylaws, as filed with the SEC on Form 10SB12G on September 7, 1999, the Company requires a straight majority to constitute quorum, and a majority of the quorum to approve the sale.  In accordance with the Florida Business Corporation Act, additional information regarding dissenting shareholders’ appraisal rights has been included at the end of the document.

Proposals to the Shareholders

Proposal I. Sale of Racing School Assets and Liabilities, page 10

3. Please tell us what you mean by your statements that the racing school will operate “as a private company” and will not have “the costs of being a publicly traded company.” It is unclear, for example, whether such statements are intended to indicate that Dale Jarrett Racing Adventure, Inc. is engaging in a going-private transaction under Rule 13e-3 of the Securities Exchange Act of 1934, as amended.

The disclosure has been revised to more clearly describe the intended corporate action.  The Company is not engaging in a going private transaction.  The Company is pursuing a new business plan and does not intend to operate the racing school moving forward.  Under the current sales agreement with Mr. Shannon, the Company will sell him all of the assets and liabilities of the racing school for him to operate as a separate entity unrelated to the Company, and intends to do so until such time as a new purchaser for the assets and liabilities of the racing school can be found.

The Company will not derive any income from the racing school moving forward, and will not be providing the racing school with any support of any kind.  The Company will operate solely as a pediatric services provider, with no ongoing connection to the racing school.

Very truly yours,

/s/ Timothy Shannon

Timothy Shannon

Chief Executive Officer

Dale Jarrett Racing Adventure, Inc.